EXHIBIT 99.1

Golar LNG Limited: 2024 AGM Results Notification

Golar LNG Limited (the “Company”) advises that the 2024 Annual General Meeting of the Company was held on August 13, 2024 at 10:00 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2023, were presented at the Meeting.

The following resolutions were passed:

1)   To set the maximum number of Directors to be not more than Seven.
2)   To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
3)   To re-elect Tor Olav Troim as a Director of the Company.
4)   To re-elect Daniel W. Rabun as a Director of the Company.
5)   To re-elect Thorleif Egeli as a Director of the Company.
6)   To re-elect Carl E. Steen as a Director of the Company.
7)   To re-elect Niels G. Stolt-Nielsen as a Director of the Company.
8)   To re-elect Lori Wheeler Naess as a Director of the Company.
9)   To re-elect Georgina E. Sousa as a Director of the Company.
10) To re-appoint Ernst & Young LLP of London, England as auditors and to authorise the Directors to determine their remuneration.
11) To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$2,050,000.00 for the year ended December 31st, 2024.

Hamilton, Bermuda
August 13, 2024

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act